March 21, 2022

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh

Stephen Krikorian

Patrick Faller

Jan Woo

Re:	Adit EdTech Acquisition Corp.

Registration Statement on Form S-4

Filed December 23, 2021

File No. 333-261880

Ladies and Gentlemen:

On behalf of Adit EdTech Acquisition Corp. (“Adit EdTech” or the “Company”), we are submitting this letter in response to a letter, dated January 28, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on December 23, 2022 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

Registration Statement on Form S-4

Questions and Answers about the Transaction Proposals for ADEX Stockholders, page 5

1.

Please include a question explaining GRIID’s business or providing a cross-reference to the sections where GRIID’s business is discussed. Tell us if GRIID intends to expand its mining operations to include digital assets other than bitcoin in the foreseeable future. Please also add a question that explains what will happen in the business combination together with a discussion about how cash held in the trust account will be used at closing.

Response to Question 1: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 5 and 7 in response to the Staff’s comment. The Company informs the Staff that GRIID advised the Company that GRIID does not currently intend to expand its mining operations to include digital assets other than bitcoin in the foreseeable future.

Q: Did the board of directors of ADEX obtain a fairness opinion in determining whether or not to proceed with the merger?, page 9

2.	Please clarify that the fairness opinion you obtained addresses fairness to all shareholders of ADEX as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.

Response to Question 2: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 10 and 11 in response to the Staff’s comment.

Q: What interests do our sponsor, current officers and directors have in the merger?, page 11

3.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response to Question 3: The Company respectfully acknowledges the Staff’s comment and has disclosed the aggregate dollar amount that the sponsor and its affiliates have at risk, which consists of approximately $25,000 paid for the founder shares, $7.27 million paid for the private placement warrants and a $150,000 loan, on pages 13, 25, 75, 89, 136, 180, 232 and 235 of the Amended Registration Statement. There are no additional material securities held, loans extended, fees due, or out-of-pocket expenses for which the sponsor, its affiliates, or the Company’s officers and directors are awaiting reimbursement, except as otherwise disclosed in the Amended Registration Statement, and as such, the Company believes that no further disclosure is required.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

4.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response to Question 4: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 13, 25, 75 and 136 in response to the Staff’s comment.

Q: Do I have redemption rights?, page 12

5.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. It also appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. Please also revise to note that the deferred underwriting commissions are contingent on completion of your business combination.

Response to Question 5: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 9 and 10 in response to the Staff’s comment.

6.

Please clarify whether public stockholders who redeem their shares will be able to retain their warrants. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. We also note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response to Question 6: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 9 and 10 in response to the Staff’s comment.

7.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

Response to Question 7: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 9 and 10 in response to the Staff’s comment.

Q: If I am a warrant holder, can I exercise redemption rights with respect to my warrants?, page 14

8.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response to Question 8: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 16 in response to the Staff’s comment.

Risk Factors, page 36

9.

Please advise whether you will be a controlled company under the rules of the NYSE following the business combination. If so, please provide risk factor disclosure of this status and the corporate governance exemptions available to you as a controlled company.

Response to Question 9: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will be a controlled company under the rules of the NYSE following the business combination and has revised the Amended Registration Statement at page 93 in response to the Staff’s comment.

The terms of the credit agreement with Blockchain restrict GRIID’s current and future operations..., page 37

10.	Consider expanding your discussion of the credit agreement to discuss that it limits GRIID to obtaining only permitted acquisitions as defined therein.

Response to Question 10: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 40 in response to the Staff’s comment.

The “halving” of rewards available on the bitcoin network..., page 50

11.	Please expand this risk factor to address that the next “halving event” is expected to occur in March 2024.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

Response to Question 11: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 53 in response to the Staff’s comment.

Bitcoin’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty..., page 66

12.

Please describe your internal processes for how you determine whether particular digital assets are securities within the meaning of the U.S. federal securities laws, and clarify that such processes are risk-based assessments and are not a legal standard or binding on regulators. Also, include a risk factor addressing the uncertainty and consequences of making an incorrect assessment or a regulator disagreeing with your assessment.

Response to Question 12: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 69 and 70 in response to the Staff’s comment.

We have identified a material weakness in our internal control over financial reporting..., page 75

13.

We note that you have identified a material weakness in your internal control over financial reporting and have implemented remedial measures. Please disclose how long you estimate it will take to complete your remediation plans and any associated material costs that you have incurred or expect to incur.

Response to Question 13: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 79 in response to the Staff’s comment.

Past performance by Adit Ventures, including our management team, may not be indicative of future performance of an investment in ADEX..., page 84

14.	Please clarify your relationship to Adit Ventures here and references to Adit under “Certain ADEX relationships and related party transactions” on page 233.

Response to Question 14: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 87, 88 and 235 in response to the Staff’s comment .

The provision of our proposed charter requiring exclusive forum in the state courts in the State of Delaware..., page 88

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

15.

We note you describe here how Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts. Please disclose that your second Adit Edtech Acquisition Corp. charter proposes that the U.S. federal district courts will be the exclusive forum for claims arising under the Securities Act to the extent permitted by law. Clarify that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response to Question 15: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 92 in response to the Staff’s comment.

Background of the Merger, page 114

16.

When you refer to the ADEX board of directors in your background of the business combination, please confirm that you mean all members of your board or, if not, revise accordingly. You state that Mr. D’Agostino recused himself from all further discussions or negotiations between ADEX and GRIID, but please clarify whether he was present at the board meetings concerning the acquisition. In addition, consider expanding the description of the transaction timeline to include disclosure about:

•	whether the sponsor and management and affiliates have a track record with SPACs, balanced disclosure about this record and the outcomes of the prior transactions;

•

whether the sponsor has other SPACs in the process of searching for a target company, whether the sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached;

•	material details about the 3 non-binding letter of intent proposals and any confidentiality agreements entered into with potential target companies;

•	any discussions relating to the underlying assumptions for the financial projections provided by GRIID’s management;

•

any discussions involving continuing employment or involvement for any persons affiliated with ADEX before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between ADEX’s sponsors and additional investors;

•	the negotiation of any contingent payments to be received by shareholders of GRIID; and

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

•	the negotiation of any arrangements for any shareholder to waive its redemption rights.

Response to Question 16: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 119, 120, 121, 122, 123 and 134 in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that there have been no negotiations of any contingent payments to be received by shareholders of GRIID nor arrangements for any shareholder to waive its redemption rights.

17.

On page 117 you state that “Certain ADEX Relationships and Related Party Transitions” will contain additional information about the conflict waivers entered into with Deucalion, Aequum, and Troutman. However, these parties are not discussed on page 233. Please advise or revise accordingly.

Response to Question 17: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 235 in response to the Staff’s comment.

18.

We note that in late June 2021 GRIID provided ADEX with a pitch deck containing financial projections for GRIID and at the meeting on August 13, 2021, management’s preliminary valuation analysis of GRIID was discussed. Please disclose any alternative cases or sets of financial projections that were produced apart from what is disclosed in your registration statement or tell us why they are not material to investors.

Response to Question 18: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there were no such cases or projections.

19.	To the extent material, please summarize the operational due diligence findings and cybersecurity due diligence findings presented to ADEX’s board on October 1, 2021.

Response to Question 19: The Company respectfully acknowledges the Staff’s comment and advises the Staff that this information is not material.

Voting Agreement, page 114

20.

Please identify the holder party to your voting agreement covering approximately 64.0% of GRIID’s membership units. Please confirm that this agreement involves only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of GRIID and that the person signing the agreement owns less than 100% of the voting equity of the target.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

Response to Question 20: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 24 and 118 in response to the Staff’s comment. The Company confirms that the voting agreement involves only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of GRIID and that the person signing the agreement owns less than 100% of the voting equity of the target.

Certain GRIID Projected Financial Information, page 128

21.

In light of GRIID’s limited operating history, please explain to us why you believe you have a reasonable basis for presenting financial forecasts through 2024. Please also disclose all material estimates and assumptions that were made to compile the financial projections. Please address, for example:

•	the basis for assuming the price of bitcoin will grow at the same rate each year over the four-year period;

•	how you determined that the network hashrate will be 34,992,725 in 2024;

•	whether you assumed increases in ASIC efficiency, and, if so, what rate you used for your assumptions; and

•	how you considered the block reward halving expected to occur in 2024.

•

Response to Question 21: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID prepared projected financial information through 2024 because of GRIID’s supply agreement with Intel Corporation, which will provide an additional supply of ASICs, and its anticipated carbon-free focused power pipeline of 1300MW of power capacity, which is subject to memoranda of understanding and letters of intent, land acquisition and infrastructure procurement. The Company has revised the Amended Registration Statement on page 134 in response to the Staff’s comment.

Interests of Certain Persons in the Merger, page 131

22.

We note that during a board meeting on October 1, 2021, counsel discussed with the board their fiduciary duties in the context of a potential business combination transaction with GRIID. To the extent not already addressed, please revise your conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. We also note that your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target. In addition, please clarify how the board considered these conflicts in negotiating and recommending the business combination.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

Response to Question 22: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 12, 13, 24, 25, 74, 75, 136 and 137 in response to the Staff’s comment.

23.

Please expand your disclosure regarding the sponsor’s ownership interest in the combined company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response to Question 23: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 13, 25, 75 and 136 in response to the Staff’s Comment .

Unaudited Pro Forma Condensed Combined Financial Information, page 153

24.	Please address the following in regard to your pro forma financial information:

•	On the face of the unaudited pro forma condensed combined balance sheet, ensure that the footnote reference to (K) is appropriate; and

•	Revise your unaudited pro forma condensed combined statements of operations to reflect the income tax adjustments (L) and (N) in the column labeled as Transaction Accounting Adjustments.

Response to Question 24: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 163, 164 and 165 in response to the Staff’s comment.

Accounting for the Merger, page 155

25.

You indicate that you are currently evaluating the accounting treatment related to warrants upon the close of the merger at which point ADEX expects that the warrants held by the initial stockholders will be subject to liability accounting. Please provide us with your accounting analysis, including how your accounting conclusion has changed from the conclusion noted on page F-32 that both the public and private are properly classified as equity instruments.

Response to Question 25: The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following analysis in response.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

On January 11, 2021, ADEX entered into the warrant agreement with Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Original Agreement”), pursuant to which both the public warrants and private placement warrants were classified within stockholders’ equity because there were no circumstances under which ADEX could be forced to net cash settle the warrants and the warrant agreement does not indicate anywhere in the agreement that the terms of settlement of the Private Placement Warrants change depending on the characteristics of the holders of the warrants.

On December 23, 2021, ADEX amended the Original Agreement to conform with applicable disclosure contained in ADEX’s final prospectus filed with the SEC on January 13, 2021 (the Original Agreement, as so amended, the “Amended Warrant Agreement”).

The modified terms of the private placement warrants are addressed in Section 2.6 and Section 6.4 of the Amended Warrant Agreement. The private placement warrants and working capital warrants are identical to the public warrants, except that, so long as they are held by the initial stockholders or their permitted transferees, (i) they will not be redeemable by the Company, (ii) they (including the common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by our sponsor until the completion of our initial business combination and (iii) they may be exercised by the holders on a cash or cashless basis, and if the private placement warrants are held other than by the initial stockholders or permitted transferees, the private placement warrants would be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units being sold in the initial public offering, based upon language contained in the Amended Warrant Agreement.

The following is a summary of the Company’s analysis under Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 815-40 to support liability classification for the private placement warrants held by the initial stockholders or their permitted transferees.

The Company applies the two-step approach under ASC 815-40-15 to evaluate (i) the embedded contingent exercise provisions and (ii) settlement provisions of the private warrants.

Step one — Exercise contingencies:

Analysis and Conclusion – See below

Step two — Settlement provisions:

Analysis and Conclusion:

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

Provisions in Original Warrant Agreement and Amended Warrant Agreement	Analysis of Private Placement Warrants

3.1. Warrant Price

This provides for the Company, at its sole discretion to lower the warrant exercise price at any time prior to the expiration date.	This provision allows the Company to lower the exercise price, such decision is solely at the discretion of the Company, therefore, is considered within the entity’s control and does not preclude the private warrants from being considered indexed to the entity’s own share as the Company can choose not to exercise its right.

4.1. Stock Dividends - Split-Ups.

This provision provides for an increase of the number of shares of common stock issuable on exercise of each warrant in proportion to an increase in the number of issued and outstanding shares of common stock as a result of share capitalization, sub-division or similar events.

These provisions are anti-dilution provisions which, consistent with the guidance in ASC 815-40-15-7G and the example in 55-42 and 55-43, are each based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events has on settlement.

Aggregation of Shares (4.2)

This provision provides for a decrease of the number of common stock issuable on exercise of each Warrant in proportion to a decrease in the number of issued and outstanding common stock as a result of consolidation, combination, reclassification of common stock or other similar events.	Standard pricing models (e.g., Black Scholes Option pricing) contain certain implicit assumptions such as (i) dilutive events will not occur and (ii) stock prices changes will be continual. ASC 815-40-15-7G permits adjustments to the settlements terms that neutralize the effects of events that invalidate the implicit assumptions.

Extraordinary Dividends (4.3)

This provision provides for a decrease of the exercise price of the Warrants as a result of Extraordinary Dividends paid to all or substantially all of the holders of common stock.	Split-Ups (4.1), Aggregation of shares (4.2) and Extraordinary dividends (4.3) are all dilutive events that invalidate the implicit “continual stock price changes” and “no dilutive events” assumptions of an option-pricing model . The adjustment to exercise price specified section 4.4 will neutralize the effect of event 4.1, 4.2 and 4.3 by applying the same ratio of the change in exercisable share to the exercise price. Hence the holders maintain the same intrinsic value both before and after the dilutive events.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

Adjustments in Exercise Price (4.4)

Whenever the number of common stock purchasable upon the exercise of the Warrants is adjusted, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of common stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of common stock so purchasable immediately thereafter.

These provisions do not preclude the private placement warrants from being considered indexed to the entity’s own share as the adjustments neutralize the effect of dilutive events that invalidate the implicit assumptions of a “fixed-for-fixed” option pricing.

Issuance in Connection with a Business Combination (4.6)

This provision provides for an adjustment of the exercise price of the warrants if the Company issues additional shares of common stock or equity-linked securities at a price of less than $9.20 per share in order to finance more than 60% of the total equity proceeds for the funding of the Company’s initial business combination and the Market value is below $9.20 per share.

This provision is a Down Round Feature as defined in ASC 815-40-20. In accordance with ASC 815-40-15-5D, down round features are excluded from the consideration of whether the instrument is indexed to the entity’s own stock for the purposes of applying Step 2 of the indexation framework.

The provision does not preclude the private placement warrants from being considered indexed to the entity’s own stock.

Based on the considerations above, the Company previously concluded that the private placement warrants were considered indexed to its own shares of common stock.

The following information below summarizes the features of private placement warrants held by permitted transferees and non-permitted transferees, as provided in Sections 2.6 and 6.4 of the Amended Warrant Agreement.

Features of private placement warrants held by permitted transferees. (Section 2.6)

1.	Non-redeemable

2.	Cash or cashless exercise upon redemption (3.3.1(a) and (b))

Features of private placement warrants held by non-permitted transferees. (Section 2.6)

1.	Redeemable (section 6.4)

2.	Cash or cashless upon redemption (3.3.1(a) and (c))

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

As shown above and as a result of the addition of Sections 2.6 and 6.4, the settlement provisions for the private placement warrants are different depending on whether the holders are permitted transferees or non-permitted transferees. As the characteristic of holders is not an input to a “fixed for fixed” option valuation model, the standard set forth in ASC 815-40-15-7E is not met. The Company has therefore concluded that the private placement warrants are not considered indexed to shares of the Company’s own common stock and should be accounted for as a liability.

Information about GRIID, page 178

26.

Please clarify your statement that you “intend to hold enough fiat currency or hedge enough of our bitcoin exposure to cover [y]our projected near-term fiat currency needs, including liabilities and anticipated expenses and capital expenditures over the course of six to 18 months.” Explain what you mean by hedge your bitcoin exposure. Please explain whether you are utilizing hedging strategies to manage this exposure.

Response to Question 26: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 183 and 198 in response to the Staff’s comment.

27.

We note your disclosure that you safeguard your bitcoin through offline storage solutions that require third-party custody solutions and multi-factor authentication. Please provide detailed disclosure about your security, third-party custody solutions, and any other material storage operations that you use. Address any risks or challenges related to custody, such as the threat of a cybersecurity breach.

Response to Question 27: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 184 and 198 in response to the Staff’s comment.

Our Products and Services, page 183

28.

You indicate that activities related to or adjacent to your bitcoin mining business are generally not performed on behalf of third parties or sold into the market. Tell us the extent to which you conduct these activities for customers, and address your accounting for these arrangements in your revenue recognition policy disclosures, to the extent material.

Response to Question 28: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of the date of the Amended Registration Statement, GRIID does not conduct any of these activities related to or adjacent to its bitcoin mining business and does not conduct these activities on behalf of its customers.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

Material Agreements, page 184

29.	Please provide us with your analysis of whether the Data Black River Development and Operation Agreement contains a lease under ASC 842.

Response to Question 29: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the development and operation agreement was executed on August 31, 2021, between Data Black River LLC (“DBR”), a wholly owned subsidiary of GRIID, and Helix Digital Partners, LLC (“HDP”). GRIID evaluated whether there is an embedded lease associated with the right for DBR to use (through bitcoin mining operations) the HDP premises in Watertown, NY. Under the terms of the development and operation agreement, GRIID does not obtain or derive the exclusive use or control of the identified asset, and as a result, the Company has concluded that there are no material assets leased under the development and operation agreement as defined under ASC 842.

Environmental Initiatives, page 186

30.

Please expand your disclosure regarding the prioritization of your carbon-free expansion. For example, please describe how your existing power arrangements qualify as 74% carbon-free and provide details about your plan to achieve 90% carbon-free power by the end of 2023. Explain how the Union Data Power Supply Agreement, Red Dog Power Supply Agreement, and Data Black River Development and Operation Agreement relate to your carbon-free expansion. Please also disclose your basis for stating that your “price and carbon-free percentage” of energy mix position you as a market leader on page 180. Clarify your basis for determining that you will have one of the lowest electricity costs when compared to your publicly traded peers as disclosed on page 193.

Response to Question 30: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 191 and 192 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GRIID, page 191

31.

We note you intend to sell bitcoin that you mine to fund operations on an as-needed basis. Please disclose in greater detail your long-term strategy for the portfolio of bitcoin you plan to hold and accumulate. For example, please tell us if you plan to hold bitcoin for appreciation or for other business purposes such as lending the bitcoin to third parties or otherwise leveraging it to generate additional revenues.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

Response to Question 31: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 183 and 198 in response to the Staff’s comment.

32.

Please tell us why you are borrowing cryptocurrencies and if you borrow digital assets other than bitcoin now or plan to do so in the future. Please file a copy of any relevant material financing agreements and amend your description of material contracts on page 184 to reflect any such arrangements, including the repayment terms.

Response to Question 32: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of September 23, 2021, GRIID no longer borrows cryptocurrencies and does not have any current plans to do so in the future.

Bitcoin Mining Results, page 195

33.

Please tell us why you purchased cryptocurrencies in 2020. Explain whether it was for investment purposes, transaction currency or another purpose and discuss how this relates to your business purpose. Disclose whether these purchases consisted solely of bitcoin or included other types of digital assets and whether you hold or intend to hold digital assets other than bitcoin (whether through sales of bitcoin, direct purchases, or through another manner). Expand your tabular disclosure depicting your bitcoin and cryptocurrency balances to reflect any such other forms of digital assets that you hold or transacted and in what amounts. Please also provide this disclosure as of the same dates and for the same periods for which audited consolidated financial statements are required.

Response to Question 33: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as disclosed in the Amended Registration Statement at page 202, GRIID had cryptocurrency borrowings (bitcoin) from a third party on a secured basis reported within cryptocurrency notes payable on its consolidated balance sheet. These cryptocurrency borrowings were to be repaid in bitcoin and were fully repaid as of September 23, 2021. Therefore, GRIID believed it appropriate to hold some of its liquidity in bitcoin due to the upcoming maturity of the cryptocurrency notes payable and the volatility of bitcoin and purchased bitcoin at various times throughout 2020. The Company also advises the Staff that GRIID purchased bitcoin to pay for some mining equipment in bitcoin during 2020. The only cryptocurrency purchased by GRIID was bitcoin. Please be advised that in the “Cryptocurrencies” section of Note 3 to GRIID’s audited financial statements the following is stated: “Cryptocurrencies, consisting solely of bitcoin, are included in current assets in the accompanying consolidated balance sheets.”

Results of Operations for the Three Months Ended September 30, 2021 and 2020 Operating Expenses, page 199

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

34.

In your discussion of cost of revenues, you indicate here and on page 202 that GRIID anticipates that its cost per MWh will decrease as the usage at its two new facilities increases, but the cost per MWh used increased significantly compared to the respective prior periods. Please revise to disclose the actual cost per MWh for each of the periods presented.

Response to Question 34: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 206 in response to the Staff’s comment.

35.

In your discussion of impairment of cryptocurrencies, please explain why you state here and at the top of page 204 that the amount of impairment is not further adjusted to reflect further fluctuations in bitcoin’s price once cryptocurrency is impaired. In this regard, we note that GRIID records an impairment loss for any holding for which the carrying value is greater than the end of day spot rate.

Response to Question 35: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 207 in response to the Staff’s comment to provide that to the extent that an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of the impairment losses is not permitted. The Company further advises the Staff that once GRIID impairs bitcoin and establishes a new costs basis, the bitcoin continues to be evaluated daily for further impairment in accordance with GRIID’s accounting policy.

Non-GAAP Financial Measures, page 207

36.

Please explain why you believe that adjusting for impairment and gains/losses due to volatility in cryptocurrencies provides useful information to investors in light of GRIID’s intention to exchange bitcoin for fiat currency to fund its operations as well as the recurring nature of this charge. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response to Question 36: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 210 in response to the Staff’s comment to remove the adjustment for impairment and realized gains/losses due to volatility in bitcoin holdings.

Operating and Capital Expenditure Requirements, page 213

37.

Please revise the statement that you believe your existing cash, cash equivalents, together with cash provided by operations and funding from debt or equity issuances, will be sufficient to meet your needs for at least the next 12 months, considering your history of net cash used in operating activities.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

Response to Question 37: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 214 in response to the Staff’s comment.

Beneficial Ownership of Securities, page 230

38.

It appears that your sponsor’s beneficial ownership presentation will assume that no IPO warrants or private placement warrants are exercised. Please revise here or elsewhere to disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response to Question 38: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 9, 10, 30, 77, 137 and 160 in response to the Staff’s comment.

Certain ADEX Relationships and Related Party Transactions, page 233

39.	Please identify the name of the entity affiliated with John D’Agostino that GRIID entered into an engagement letter with on April 17, 2021.

Response to Question 39: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 119, 120, 121, 235 and 237 in response to the Staff’s comment.

Certain GRIID Relationships and Related Party Transactions, page 235

40.

With respect to the development and operation agreement with Helix Digital Partners, please disclose the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of Neal Simmons’ interest in the transaction. Refer to Item 404(a) of Regulation S-K.

Response to Question 40: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 237 in response to the Staff’s comment.

Certain U.S. Federal Income Tax Considerations, page 259

41.

The merger agreement indicates that the parties intend for the merger to be tax free to U.S. holders who receive shares in the business combination under Section 351(a) of the Internal Revenue Code. To support such a conclusion, please include an opinion of counsel that supports this conclusion. See Item 601(b)(8) of Regulation S-K.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

Response to Question 41: The Company respectfully acknowledges the Staff’s comment and has added Exhibit 8.1 to the Amended Registration Statement, which provides an opinion of Troutman Pepper Hamilton Sanders LLP.

Unaudited Interim Financial Statements of Adit EdTech Acquisition Corp. Unaudited Condensed Statements of Operations, page F-20

42.

Please restate to present the correct number of basic and diluted weighted average shares of common stock outstanding for the three months ended September 30, 2021, to be consistent with your net income (loss) per share of common stock disclosure on page F-31.

Response to Question 42: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-3 in response to the Staff’s comment.

Notes to Unaudited Condensed Financial Statements

Note 2 - Restatement of Previously Issued Financial Statements, page F-26

43.

We note that you have determined that the impacts of the restatement were quantitatively material to previously presented financial statements. We further note that the company filed an Item 8.01 Form 8-K on January 21, 2021 that included an audited balance sheet dated January 14, 2021. Please explain why a restated balance sheet as of January 14, 2021 was not subject to an audit. Provide your materiality analysis and ensure that you address that the changes to the line items are significant.

Response to Question 43: The Company respectfully acknowledges the Staff’s comments and has restated the balance sheet as of January 14, 2021, as reflected in the Company’s Amendment No. 1 to its Current Report on Form 8-K, filed on March 21, 2022.

Consolidated Financial Statements of GRIID Infrastructure LLC and Subsidiaries

Consolidated Statements of Operations, page F-41

44.

Please help us understand the reasons for presenting gains and losses from holding and selling cryptocurrency outside of (Loss) income from operations as an other income and (expense) item. Tell us how this presentation is consistent with your statement that you “intend from time to time to exchange [y]our bitcoin for fiat currency to fund [y]our operations on an as-needed basis, based on a variety of market and operational conditions.” Also, consider that the mining of cryptocurrency in exchange for consideration is an output of your ordinary business activities.

Response to Question 44: The Company respectfully acknowledges the Staff’s comment and advises the Staff that despite the fact that mining in exchange for consideration is an output of GRIID’s ordinary business activities, GRIID believes that gains and losses from holding and selling cryptocurrencies belong outside of (loss) income from operations. As an other income (expense) item under ASC 225, such gains and losses may be classified as operating or non-operating, depending on their relation to an entity’s major ongoing or central operations.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

GRIID does not hold and sell cryptocurrencies as part of its central operations. Instead, these activities are secondary and ancillary, including in order to purchase mining equipment, which represents an investment, not an operating activity. Further, the Company respectfully advises the Staff that the average duration for which GRIID held cryptocurrencies was 249 days for the year ended December 31, 2021.

Note (3) Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Consolidated Statements of Cash Flows, page F-43

45.

Please explain why you believe classifying the cash flow activities from purchasing and selling of cryptocurrencies as investing activity is proper. Provide an accounting analysis that supports your presentation. We refer you to ASC 230-10. Also, tell us how long you hold earned and purchased bitcoin. We note that you disclose that you sell quantities of the bitcoin mined to pay operating expenses. You also utilize bitcoin to purchase new mining equipment, as well as to maintain, update and repair existing miners. In this regard, please clarify if the earned and purchased bitcoin is acquired for resale and held for a short period of time.

Response to Question 45: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID sells quantities of bitcoin mined to pay operating expenses, and utilizes bitcoin to purchase new mining equipment, as well as to maintain, update and repair existing miners. However, GRIID does not hold and sell cryptocurrencies as part of its central operations. Instead, these activities are secondary and only ancillary to its central operations. Holding and selling bitcoin does not directly involve producing and delivering goods and providing services, which instead are solely related to GRIID’s mining operations. Further, utilization of bitcoin to purchase new mining equipment, as well as to maintain, update and repair existing equipment represents an investing, not an operating activity.

As mentioned above, the Company respectfully advises the Staff that the average duration for which GRIID held cryptocurrencies was 249 days for the year ended December 31, 2021. As a result, earned and purchased bitcoin are not primarily acquired for immediate resale, and are instead held for a relatively long period of time, over which the related cryptocurrency is subject to market price fluctuations, similar to a traditional investment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

As a result, the Company believes that classifying the cash flow activities from purchasing and selling of cryptocurrencies represents an investing activity for GRIID, and not an operating activity.

Cryptocurrencies, page F-46

46.

Please tell why you believe testing cryptocurrency assets for impairment on a daily basis as of 11:59PM UTC is the proper time to measure and recognize an impairment loss. We note you also state this time is also used for the cutoff of all cryptocurrency-related transactions, including recognizing revenue; recording the borrowing, repayment, purchase, and sale of cryptocurrency; and assessing the fair value of the embedded derivative in the Company’s cryptocurrency notes payable. Cite the literature that supports your accounting. We refer you to ASC 350-30-35-20.

Response to Question 46: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID accounts for its bitcoin assets as indefinite-lived intangible assets. In accordance with the accounting standards for indefinite-lived intangible assets, GRIID is required to assess its assets for impairment when facts or circumstances indicated that the fair value of the recognized asset is below its book value.

Given there are observable markets for which the fair value of bitcoin can be observed, GRIID has determined that assessing its holding for impairment daily provides for GRIID to measure and recognize potential impairment on a timely basis.

Within the digital asset community, 11:59PM UTC time is generally the recognized time for recording of transactions. Additionally, GRIID’s pool operators generally recognize 11:59PM UTC as the end of the daily performance obligation of GRIID. Lastly, 11:59PM UTC generally approximates 6:59PM CT, which is the local time observed in the location of GRIID’s corporate office, and which is generally subsequent to the close of GRIID’s normal operations. As such, all operating transactions, with the exception of an immaterial amount of mining revenue, have been completed by such time.

With respect to ASC 350-30-35-20, for the sake of clarity, GRIID does not reverse any previously recorded impairment that has been recognized.

47.

Revise your disclosure to clarify that there are no cash flows from cryptocurrencies included in the cash flow for operating activities since the revenue recognized from earning bitcoin is a non-cash activity. In this regard, please revise your statement that “cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

Response to Question 47: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages F-33 and F-34 in response to the Staff’s comment.

Property and Equipment, page F-46

48.	Please revise to disclose the relevant estimated useful lives of each of the categories of property and equipment disclosed in Note (6).

Response to Question 48: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-34 in response to the Staff’s comment.

Revenue Recognition, page F-48

49.

We note you state “the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a component of cost of revenues), for successfully adding a block to the bitcoin blockchain.” You further state that revenue is recorded net of the mining pool operating fees. Please clarify whether the digital asset transaction fees are the same as the mining pool operating fees. Please clarify why the disclosure is referencing two different presentations. Also, tell us whether you receive consideration net of these fees or if you make a separate payment to the mining pool operator. Provide your support for accounting for these fees. We refer you to ASC 60610-32-25.

Response to Question 49: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Foundry USA pool (GRIID’s primary pool, which processes approximately 99% of GRIID’s hash) follows the Full-Pay-per-Share (FPPS) approach, which offers daily, guaranteed payout to GRIID for each contribution (in the form of hash computing power) to the probability that the pool finds a block. In other words, GRIID is paid by the pool based upon the expected, not actual, value from each block reward. Further, under the FPPS approach, standard transaction fees are calculated within a specified timeframe (i.e., 24 hours for GRIID), and distributed to miners. These transaction fees represent the total of fees paid by users of bitcoin to execute transactions.

The Foundry USA pool does not follow the Pay Per Last N Shares (PPLNS) approach, whereby each miner receives a payout only once a block has been found and is paid based upon valid shares contributed before the winning block.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

The revenue recognition policy of GRIID follows the payout method used by the pool operator, which is generally aligned with the performance obligation of GRIID. As a result, the Company has revised its disclosure at page F-36 of the Amended Registration Statement in response to the Staff’s comment. The pool operator fee refers to the fee (representing a fixed percentage of GRIID’s overall pool earnings, as derived from GRIID’s contributed hash rate to the pool) that Foundry USA has the contractual right to charge GRIID in relation to Foundry USA’s operation of the pool. Foundry USA finances the risk of the probabilistic luck in finding blocks through the pool operator fee passed to each miner. To date, in order to entice miners to its pool, Foundry USA has not charged a pool operator fee to its miners, even though it has the contractual right to charge one at any time.

The digital asset transaction fee set forth at page F-36 of the Amended Registration Statement refers to the fee incurred and paid by the pool operator to transmit GRIID’s daily earnings via an on-chain payment of bitcoin. This on-chain fee (digital asset transaction fee) will continue to be paid by GRIID’s main pool operator, Foundry USA, as part of its cost of doing business.

GRIID receives consideration from the pool operator net of these fees (i.e., GRIID would not make a separate payment to the mining pool operator for these fees).

ASC 606-10-32-25 notes that consideration payable to a customer includes cash amounts that an entity pays, or expects to pay, to the customer; and also credit or other items that can be applied against amounts owed to the entity. An entity should account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the entity. If the consideration payable to a customer includes a variable amount, an entity should estimate the transaction price (including assessing whether the estimate of variable consideration is constrained).

As a result, both pool operating fees and digital asset transaction fees should be reflected as a reduction of revenue by GRIID – i.e., not as a cost of revenues. The Company advises the Staff that it has revised the Amended Registration Statement at page F-36 in response to the Staff’s comment.

50.

We note your disclosure on page F-49 that “Because it is not probable that a significant reversal of cumulative revenue will occur.” Please clarify whether the reference should be that a reversal will not occur. We refer you to ASC 606-10-32-11. Revise your disclosures accordingly.

Response to Question 50: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-36 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

51.

Please clarify when you are recognizing revenue. Your disclosure states that revenue is recognized at fair value on the date received, however, you also state that you receive confirmation of the consideration you will receive, at which time revenue is recognized. Tell us how you comply with ASC 606-10-32-21 to 32-24. That is, please tell us how you comply with recognizing the estimated fair value of the non-cash consideration at contract inception. Provide your analysis supporting your assertion that the differences between recording fair value at the date the bitcoin is received is not materially different than the estimated fair value at contract inception.

Response to Question 51: The Company respectfully acknowledges the Staff’s comment and advises the Staff that according to the Foundry USA pool (GRIID’s primary pool, which processes approximately 99% of its hash) operator payout formula, earnings (based upon GRIID’s pro-rata contribution of computing power to the pool) are calculated and accrued from mid-night to mid-night UTC time. Those earnings are credited to GRIID’s pool subaccount at 1:00AM UTC time.

As a result, GRIID has a performance obligation under its contract with the pool operator to provide computing power, which is satisfied over time — more specifically over the course of each 24-hour period — at which time the contract renews, and a new performance obligation begins, and follows the same pattern daily thereafter in perpetuity until the contract is terminated by either party.

As prescribed under ASC 606-10-32-21 to 32-24, in order to determine the transaction price for contracts in which a customer (the pool operator) promises consideration in a form other than cash (bitcoin), the estimated fair value of the noncash consideration at contract inception should be measured.

Under the FPPS approach, Foundry rewards GRIID based upon the expected, not actual, value from each block reward. Expected value represents the estimated value at the beginning of the period of each daily performance obligation (i.e., at UTC 0:00:00, which represents the contract inception point). As a result, UTC 0:00:00 is the time at which GRIID should measure non-cash consideration associated with each daily contractual performance obligation.

The disclosure in the Registration Statement may have led a reader to infer that GRIID participated in a pool under the PPLNS approach (which Foundry USA does not follow), whereby each miner receives a payout only once a block has been found and is paid based upon valid shares contributed before the winning block. In this case, revenue should be recorded based upon actual value – i.e., the actual spot rate at the time of receipt of each individual award, since the related contract renews on a bitcoin by bitcoin basis, and the contract inception point is almost immediately followed by the point at which the performance obligation is satisfied, and as a result, the estimated fair value of the noncash consideration upon its receipt approximates and is not materially different from the estimated fair value as of the contract inception point.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

As a result, since GRIID contributes approximately 99% of its hash to Foundry USA, which follows the FPPS approach and not the PPLNS approach, GRIID has updated its revenue recognition disclosure and the Company has revised the Amended Registration Statement at page F-36 in response to the Staff’s comment to state that GRIID measures and recognizes the estimated fair value of non-cash consideration to be received in relation to each daily performance obligation to provide computing power as of UTC 0:00:00 each day.

52.

You state “The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators.” Please clarify whether you satisfy your performance obligation over time or at a point in time. Please provide your analysis of how you considered ASC 606-10-25-24.

Response to Question 52: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-36 in response to the Staff’s comment. According to the Foundry USA pool (GRIID’s primary pool, which processes approximately 99% of GRIID’s hash) operator payout formula, earnings (based upon GRIID’s pro-rata contribution of computing power to the pool) are calculated and accrued from mid-night to mid-night UTC time. Those earnings are credited to GRIID’s pool subaccount at 1:00AM UTC time.

As a result, GRIID has a performance obligation under its contract with the pool operator to provide computing power, which is satisfied over time, more specifically over the course of each 24-hour period, at which time the contract renews, and a new performance obligation begins, and follows the same pattern daily thereafter in perpetuity until the contract is terminated by either party.

As prescribed under ASC 606-10-32-21 to 32-24, in order to determine the transaction price for contracts in which a customer (the pool operator) promises consideration in a form other than cash (bitcoin), the estimated fair value of the noncash consideration at contract inception should be measured.

Under the FPPS approach, Foundry USA rewards GRIID based upon the expected, not actual, value from each block reward. Expected value represents the estimated value at the beginning of the period of each daily performance obligation (i.e., at UTC 0:00:00, which represents the contract inception point). As a result, UTC 0:00:00 is the point at which GRIID should measure non-cash consideration associated with each daily contractual performance obligation.

Based on ASC 606-10-25-24, GRIID recognizes the transaction price allocated to its sole performance obligation (providing computing power to the pool) over the course of each day as that performance obligation is satisfied.

53.

Please clarify for what period each party to your contract has enforceable rights and obligations and the basis for your conclusion. In your reply, please clarify whether your right or the pool operator’s right to terminate the contract governing your participation in the pool is conditional. Please also summarize the material rights and obligations of each party to your pool participation contracts.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

Response to Question 53: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-36 in response to the Staff’s comment.

54.	Please confirm, if true, that you only mine the bitcoin blockchain. Describe the approximate time interval for each blockchain between successful block placements.

Response to Question 54: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID exclusively mines the bitcoin blockchain – not a blockchain for any other cryptocurrency.

According to both the original bitcoin whitepaper as well as the bitcoin source code (which is open-source and auditable), the bitcoin blockchain self-adjusts the network difficulty every two weeks so that the network will maintain as close to a 10-minute block placement period as possible.

55.

Please clarify for what computing power you are compensated. For example, is the Company only compensated for successful block placement by the pool operator; that is, is the Company entitled to any compensation for computing power provided for a block that the pool operator is not successful in placing?

Response to Question 55: The Company respectfully acknowledges the Staff’s comment and advises the Staff that under the FPPS approach, Foundry USA (the pool through which GRIID contributes approximately 99% of its hash) rewards GRIID based upon the expected, not actual, value from each block reward. Expected value represents the estimated value at the beginning of the period of each daily performance obligation (i.e., at UTC 0:00:00, which represents the contract inception point).

Historically, when participating in a pool under the PPLNS approach, GRIID was rewarded for the computing power only once a block has been found and is paid based upon valid shares contributed before the winning block.

The Company has revised the Amended Registration Statement at pages F-36 and F-37 in response to the Staff’s comment.

56.	Please clarify the time periods between successful placement of a block on the blockchain by the pool operator, receipt of confirmation, and receipt of consideration.

Response to Question 56: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages F-36 and F-37 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

57.

We note you disclose that “There is currently no specific, definitive guidance under U.S. GAAP” and you make a statement indicating that there is no authoritative guidance. Please help us understand the basis for these statements and your accounting policies and consider the need to revise or remove these statements.

Response to Question 57: The Company respectfully acknowledges the Staff’s comment and advises the Staff there is no accounting standard that has been written with specific reference to digital assets or cryptocurrencies, broadly. As a result GRIID applies existing accounting standards for topics that are able to be applied to digital assets. Additionally, GRIID considers non-authoritative accounting interpretations that have been published, as a basis for the accounting position reached by GRIID. GRIID has considered the following guidance sources, among others:

•	ASC 320, Financial Instruments

•	ASC 340-40, Other Assets and Deferred Costs—Contracts with Customers

•	ASC 350, Intangible Assets

•	ASC 606, Revenue from Contacts with Customers

•	ASC 820, Fair Value Measurement

•	The AICPA & CIMA’s Practice Aid, Accounting for and Auditing of Digital Assets (nonauthoritative)

Cryptocurrency Borrowings, page F-49

58.

Describe the material rights and obligation of both parties to the borrowings. Indicate whether collateral was required. Explain how you were accounting for the borrowed bitcoin and collateral, if any. Cite the literature that supports your accounting. Consider revising your disclosure to state how the borrowed cryptocurrency was accounted for and the balance sheet line item it was presented in.

Response to Question 58: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages F-44, F-45, F-46 and F-47 in response to the Staff’s comment.

Note (5) Cryptocurrencies, page F-53

59.

We note that the table discloses that you utilize bitcoin to pay for interest expense and other expenses. In addition, we note that you purchase mining equipment with bitcoin. Since the bitcoin is presented at its carrying value, please tell us how you are accounting for the use of bitcoin to settle your obligations. Cite the literature that supports your accounting.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

Response to Question 59: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in accordance with ASC 610-20, upon utilizing bitcoin to pay for interest expense and other expenses or to purchase mining equipment, GRIID recognizes a gain or loss for the difference between: (a) the amount of consideration measured and allocated to the distinct asset (the bitcoin, at its spot rate as of the disposition date and time); and (b) the carrying amount of the distinct asset (the bitcoin).

Note (13) Commitments and Contingencies

Litigation, page F-61

60.

Please revise to address the legal proceedings described on page 189. Refer to ASC 855-10-50-2. We also note that your disclosure on page F-81 indicates that you had no pending or threatened litigation as of September 30, 2021. Please also update this disclosure for your pending legal proceedings, accordingly.

Response to Question 60: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages F-53 and F-54 in response to the Staff’s comment.

Note (16) Subsequent Events, page F-63

61.

We note that you completed a 10,000 to 1 split of authorized, issued and outstanding Units on April 14, 2021. Please retrospectively adjust your financial statement disclosures to give effect to the split.

Response to Question 61: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages F-31 and F-32 in response to the Staff’s comment.

Unaudited Consolidated Financial Statements of Griid Infrastructure LLC and Subsidiaries Notes to Consolidated Financial Statements

Note 11. Unit-based Compensation, page F-78

62.	Please address the following in regard to your incentive unit-based compensation:

•	Revise to provide a description of the significant assumptions used during the periods to estimate the fair value of incentive unit (“IU”) awards. Refer to ASC 718-10-50(f)(2);

•

We note that expense related to the IUs is recognized over the vesting period of each IU. Please explain why the amount of unit-based compensation expense for the periods is different from the total fair value of IUs vested based on grant date fair value during the periods; and

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

•

Tell us how the estimated fair value per share compares to your valuations. Continue to provide us with updates to your analysis for all equity related transactions through the effectiveness date of the registration statement.

Response to Question 62: The Company respectfully acknowledges the Staff’s comment and advises the Staff that an asset approach and cost to recreate method was used in regard to the valuation utilized to estimate the fair value of the IU awards, which was conducted in February of 2021.

The incentive units issued by GRIID are more akin to restricted stock units as opposed to stock options because the incentive units do not have an exercise price. On the grant date, the incentive units are fully issued and outstanding and vest upon the satisfaction of performance or service conditions specified in each individual grant. GRIID considered the disclosure requirements of ASC 718-10-50(f)(2) and determined that as the instruments issued are instead incentive units, the fair value of the underlying unit on the grant date represents the fair value of the consideration, as opposed to the need to employ an option pricing model such as Black Sholes to determine the grant date fair value as is required for stock options.

GRIID recognizes that the cost method is typically used for valuing entities where the going concern assumption is undermined. Although GRIID had a very high risk profile as of the valuation date, the valuation firm considered first other methodologies to conclude a reasonable equity value. Specifically, they considered a revenue approach (DCF), a comparable approach (GPC - revenue multiples), and a transaction approach along with the cost method.

The DCF method was discarded given the lack of historical profitability of the company and the high level of speculation towards future profitability. Also, GRIID had not completed a 5 year financial projection model available as of the valuation date.

The comparable approach (GPC) was also considered. This method is generally used when the company has top-line revenues based on repeat customers which are expected to continue in the future. The valuation firm determined that future revenues are based in bitcoin and do not represent services offered and sold to customers. As such, the valuation firm concluded that the value of GRIID would need to be based on its bitcoin holdings and/or a transaction approach.

Since there was no recent transaction of the common shares of GRIID recent to the valuation date, the valuation firm concluded that the transaction approach was not appropriate. (There was a small sale of common shares but it was confirmed with management that there was no formal due diligence behind the concluded price and that the price was stale as it was agreed upon prior to GRIID meeting some material milestones).

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

For that reason, the cost method was used. The cost method was considered appropriate as the value of GRIID was highly dependent on its bitcoin holdings, and the book value metrics of GRIID were considered more stable and less speculative than any other financial metrics considered. As GRIID expressed the intent of issuing profit interest units as a result of the 409a valuation exercise, a waterfall methodology was used. This is supported by the lack of a DLOM discount as PIUs are priced assuming an imminent liquidation scenario, and not a going concern scenario.

The Company has revised the Amended Registration at Page F-38 in response to the Staff’s comment. A difference between the vested fair value of the IUs and the compensation expense recognized during the periods remains due to various vesting schedules, some of which have cliff vesting where expense is being recognized. However, the cliff vesting date has not yet been reached.

General

63.

Please revise your disclosure to account for any anti-dilution provisions. We note, for example, that immediately prior to its effective time and pursuant to the Agreement and Plan of Merger, Blockchain Access UK Limited will be granted warrants in the Class B shares of Griid Infrastructure LLC. In addition, the credit agreement with Blockchain Access UK Limited appears to grant certain anti-dilution protections in New GRIID to Blockchain Access UK Limited. Please also file the Annexes to the credit agreement filed as Exhibit 10.8 that are not attached thereto.

Response to Question 63: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it views the Staff’s description that “immediately prior to its effective time and pursuant to the Agreement and Plan of Merger, Blockchain Access UK Limited will be granted warrants in the Class B shares of Griid Infrastructure LLC” as not fully correct. Blockchain Access UK Limited (“Blockchain”) currently holds a warrant for the purchase of 100,000 Class B units in Griid Infrastructure LLC which by its terms will automatically be exercised immediately prior to the effective time, with Blockchain receiving 100,000 Class B units in Griid Infrastructure LLC. Such Class B units held by Blockchain immediately prior to the effective time will then become exchangeable for shares of the Company’s common stock pursuant to the Agreement and Plan of Merger in the same manner that the other Class B units held by the other holders of Class B units are exchangeable.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 21, 2022

Further, with respect to the Staff’s statement that “the credit agreement with Blockchain Access UK Limited appears to grant certain anti-dilution protections in New GRIID to Blockchain Access UK Limited” the Company provides the following clarification: under the credit agreement with Blockchain, it is contemplated that Blockchain will be issued Supplemental Warrants (as such term is defined in the credit agreement). Pursuant to the credit agreement, in the event that the transactions under the Agreement and Plan of Merger are consummated, it is contemplated that the Supplemental Warrants issued to Blockchain will be issued at the effective time and will be exercisable for shares of common stock in New GRIID in which case the terms of such Supplemental Warrants will not include any anti-dilution protections. Only in the event that the transactions under the Agreement and Plan of Merger are not consummated or are not consummated prior to March 31, 2022 (unless only not consummated due to pending approval by applicable governmental authorities in which case such date shall automatically be extended until the date such approval is received or denied), the Supplemental Warrants issued to Blockchain will be issued for the purchase of Class B units in Griid Infrastructure LLC, which will continue to be a private company, in which case the terms of the Supplemental Warrants will include anti-dilution protections, but such anti-dilution protections will only be applicable to the extent that the transactions under the Agreement and Plan of Merger do not occur and Griid Infrastructure remains a private company at that time.

In response to the Staff’s comment, we have filed an updated version of the credit agreement attached hereto as Exhibit 10.8 which includes the Annexes requested.

*****

Please contact me at (202) 662-6000 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Kerry S. Burke
Kerry S. Burke
Covington & Burling LLP

cc:	David L. Shrier, Adit EdTech Acquisition Corp.

Michael Riella, Covington & Burling LLP

Jack Bodner, Covington & Burling LLP

Brian K. Rosenzweig, Covington & Burling LLP

Patrick B. Costello, Troutman Pepper Hamilton Sanders LLP

Steven Khadavi, Troutman Pepper Hamilton Sanders LLP

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP